Exhibit 99.1

Industry strength and EUV demand drive expected sales growth of about 25 percent in 2017
Current business trends likely to continue into 2018
VELDHOVEN, the Netherlands, July 19, 2017 - ASML Holding N.V. (ASML) today publishes its 2017 second-quarter results.

•	Q2 net sales of EUR 2.10 billion, gross margin 45.0 percent

•	8 additional EUV orders in Q2, underscoring that adoption for high-volume manufacturing reached inflection point

•	EUV backlog grows to 27 systems valued at EUR 2.8 billion

•	ASML expects Q3 2017 net sales around EUR 2.2 billion and a gross margin around 43 percent

•	ASML will resume its 2016-2017 share buyback program

(Figures in millions of euros unless otherwise indicated)	Q1 2017	Q2 2017
Net sales	1,944	2,101
...of which service and field option sales [1]	728	717

Other income (Co-Investment Program)	24	24

New lithography systems sold (units)	39	39
Used lithography systems sold (units)	5	3

Net bookings [2]	1,894	2,375
Systems backlog [2]	4,509	5,351

Gross profit	925	946
Gross margin (%)	47.6	45.0

Net income	452	466
EPS (basic; in euros)	1.05	1.08

End-quarter cash and cash equivalents and short-term investments	3,836	2,514

1	As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales.

2
Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). As per January 1, 2017 our systems backlog and net bookings also include metrology and inspection systems.

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"With these strong results in the second quarter, ASML is on track to achieving net sales growth of about 25 percent for the full year. This is driven by sales to memory customers, expected to grow about 50 percent from last year especially driven by DRAM, and sales to logic customers that are expected to grow about 15 percent. Our entire product and services portfolio is driving this growth. Our DUV sales are expected to grow off a strong base in 2016. Our EUV backlog, which grew to 2.8 billion euros in the second quarter, indicated that preparation for high-volume manufacturing is well underway in both logic and DRAM. Our Holistic Lithography sales are expected to grow about 50 percent from last year. Installed Base Management sales, finally, are expected to grow about 20 percent this year, driven by our performance upgrades business. Our current view is that the positive business trends that we are seeing in 2017 are likely to continue as we enter 2018," ASML President and Chief Executive Officer Peter Wennink said.

Product and Business Highlights

•
In DUV lithography, we announced a new immersion system, the TWINSCAN NXT:2000i, which includes several hardware innovations that will enable on-product overlay of 2.5 nanometers in mix-and-match use with EUV for the 7/5 nanometer nodes. Demand from 3D NAND customers for KrF "dry" systems continued to be high, with more than 20 TWINSCAN XT:860 systems in the backlog. The increased productivity of the XT:860 platform was proven in production with 5,300 wafers per day exposed on one system.

•	In Holistic Lithography, we began to ship the new YieldStar 375F metrology system, which features new optics technology that generates more accurate metrology data, faster.

•
In EUV lithography, we have integrated an upgraded EUV source into a TWINSCAN NXE:3400B lithography system in our Veldhoven facility and achieved the throughput specification of 125 wafers per hour on this system. Now, with all key performance specifications demonstrated, we focus on achieving the availability that is required for high-volume manufacturing as well as further improving productivity.

•
In the second quarter, ASML also completed the acquisition of a 24.9% interest in Carl Zeiss SMT, to strengthen the long-standing and successful partnership and to facilitate the development of the future generation of EUV lithography systems.

Outlook
For the third-quarter of 2017, ASML expects net sales around EUR 2.2 billion which includes approximately EUR 300 million EUV revenue, a gross margin around 43 percent, R&D costs of about EUR 315 million, other income of about EUR 24 million -- which consists of contributions from participants of the Customer Co-Investment Program, SG&A costs of about EUR 105 million and an effective annualized tax rate around 14 percent. We expect three NXE:3400B shipments in the third-quarter of 2017.

Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Following the successful completion of the acquisition of a 24.9% interest in Carl Zeiss SMT, ASML will resume its current share buyback program. As a result of the pause in the program from July 20, 2016 until July 19, 2017, this program will likely not be completed for the full amount. The current program may be suspended, modified or discontinued at any time. Any transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations Contacts	Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418	Craig DeYoung, phone +1 480 696 2762
Niclas Mika, phone +31 6 201 528 63	Marcel Kemp, phone +31 40 268 6494

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income from US GAAP to IFRS are available on www.asml.com.
Today, July 19, 2017, ASML has also published the Statutory Interim Report for the six-month period ended July 2, 2017. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34 'Interim Financial Reporting', an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of July 2, 2017, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended July 2, 2017 as presented in this press release are unaudited.
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the third quarter of 2017, including expected sales, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, including expected revenue growth and growth in logic and memory, trends in DUV systems revenue, Holistic Lithography and installed base management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that the trends exhibited in the second quarter of 2017 will continue into 2018, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, statements with respect to the benefits of the hardware innovations in the new DUV lithography immersion system, EUV-high volume manufacturing adoption inflection, statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, statements with respect to the acquisition of Carl Zeiss SMT and its expected benefits, statements relating to the development of a training center with Circuit Research and Development Center Ltd., including its expected benefits, and the Chinese IC industry, including expected new fab demand and lithography market opportunity and expected shipments, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan, including its expected resumption. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, the pace of development of the Chinese IC industry, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

3